SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 5th March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

LETTER TO SHAREHOLDERS

Not for release, publication or distribution in whole or in part in or into Australia,
Canada, Japan or the Netherlands

Today Six Continents PLC (“Six Continents”) is posting a letter to shareholders explaining why the Board firmly believes that Capital Management & Investments PLC’s (“CMI”) offer is not in shareholders’ interests and why separation is the best way forward for the company. The letter summarises the value leakage and risks inherent in CMI’s offer and explains again why the creation of two separately quoted and transparent businesses is the most effective way of delivering value and choice for Six Continents shareholders.

Tim Clarke, Chief Executive of Six Continents, said:

“The key principles that drive the Board’s approach are the creation of value and maximum choice for shareholders. We are happy, as we have always been, to consider any proposal that might achieve this. CMI’s proposal is opportunistic, risky and transfers huge value to CMI’s directors. We have no hesitation in categorically rejecting it and continuing to recommend to our shareholders that separating our hotels and pubs businesses is the right way forward.

We now have two new Boards, motivated management teams and real momentum. The uncertainty within those businesses which will result from a delay to the EGM also risks setting back the considerable progress that they have made since our plans were announced in October last year. We have already seen evidence that our franchisees dislike CMI’s proposals. Their resulting actions could materially damage shareholder value. Voting for the demerger on 12 March closes off no options for shareholders.”

Enquiries

Tim Clarke Richard North	020 7409 1919

Fiona Antcliffe Sophie Fitton	020 7404 5959

In connection with the forthcoming shareholder meetings, Six Continents shareholders are reminded that they should complete and return their forms of proxy as soon as possible, but in any event so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF, no later than 10.30am on 10 March 2003. Forms of proxy for the Court Meeting may also be handed to the Chairman of the Court Meeting at that meeting.

If you have any questions about the proposals or are in any doubt as to how to complete the forms of proxy, please call the shareholder helpline on telephone number 0845 600 6063 (or +44 207 864 9190 from outside the UK) between 8.30am and 5.30pm (UK time) on Monday to Saturday. For legal reasons, this helpline will not be able to provide advice on the merits of the proposals or to provide financial advice.

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “target”, “expect”, ”intend”, “believe” or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20–F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and any offer for Six Continents (the “Offer”) and as sponsor to InterContinental Hotels Group PLC and Mitchells & Butlers PLC and to nobody else in connection with the admission of the ordinary shares of InterContinental Hotels Group PLC and Mitchells & Butlers PLC to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to clients of Schroder Salomon Smith Barney nor for providing advice in relation to the separation and return of capital, the Admissions or the Offer. Schroder is a trademark of Schroder Holdings plc and is used under licence by Salomon Brothers International Limited.

Merrill Lynch International is acting for Six Continents and for no-one else in connection with the Offer and will not be responsible to anyone other than Six Continents for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Offer.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your Six Continents Shares, you should send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee.

SIX CONTINENTS PLC	Telephone	+44 (0)20 7409 1919
20 North Audley Street	Facsimile	+44 (0)20 7409 8506
London W1K 6WN	www.sixcontinents.com

Sir Ian Prosser Chairman

5 March 2003

Dear Shareholder,

Vote for Separation at the Shareholders’ Meetings

On 3 March 2003, a company called Capital Management & Investment PLC (“CMI”), run by Hugh Osmond, announced an unsolicited bid for Six Continents PLC (“Six Continents”). One of CMI’s aims is to prevent the separation of Six Continents into InterContinental Hotels Group ("IHG") and Mitchells & Butlers ("M and B") in order to enrich CMI’s directors at your expense.

CMI has yet to post its offer document to you. As a result, details of its proposals are unclear, nevertheless I feel it is appropriate to write to you to explain why your Board firmly believes that:

•	CMI’s proposal is not in shareholders’ interests
•	Separation is the best way forward for your company

and to urge you to vote in favour of separation at the shareholders’ meetings on 12 March. I have also enclosed a copy of supplementary listing particulars which include the important statements that we have made recently.

Reject CMI’s proposal – it gives you nothing of value

•	CMI’s proposal has been timed to disrupt the separation process and stop you receiving shares in two companies which the market can properly value
•	CMI is offering you at most 98% of a company in which you currently own 100%, together with cash that will be raised from your assets

Six Continents PLC Registered in England Number 913450 Registered office: 20 North Audley Street London W1K 6WN

•	CMI’s proposals, such as they are, contain very significant risks for you:

	–	The proposals remain remarkably short on detail, including the substantial costs of CMI’s proposals

	–	CMI’s directors have no hotel skills and have not found a partner

	–	CMI’s directors have limited experience in running managed pubs

	–	CMI envisages wholesale hotel disposals at a low-point in the cycle

	–	CMI intends to raise more debt against your assets and is incentivised to do so

	–	The prospects for future dividend payments under CMI’s financing structure are not considered

	–	The lack of independent directors on CMI’s Board raises serious corporate governance issues

•	CMI hopes to benefit from better market conditions to enrich massively its directors for breaking up your business at your expense – while you take the risks of their failure to deliver

CMI’s proposal will result in a huge leakage of value

Vote for separation – our plans will unlock value for shareholders

We have created two powerful businesses, well positioned to create value for shareholders and will have returned over £3.3 billion to shareholders since 1997. Our separation strategy will:

•	Give you separately quoted shares in two focused businesses with appropriate strategies to deliver value

•	Trigger a £700 million (81p per share) cash payment to shareholders, with the prospect of more to come

•	Give rise to dividends totalling £268 million comprising the Six Continents interim dividend and the dividends that the directors of IHG and M and B intend to recommend

The momentum which IHG and M and B have developed over the last five months confirms that separation is the right course of action.

InterContinental Hotels Group benefits from its global network, its strong brands and the power of its loyalty programmes which together confer significant scale advantages. IHG is now being transformed under new leadership. This team, containing many seasoned hotel operators, is focused on driving operational performance and returns through a fundamental restructuring of the organisation. This restructuring will deliver significant reductions in IHG’s cost base of at least $100 million (including the elimination of approximately $15 million of incremental overhead cost inherited by IHG as a result of the separation) against the 2003 budgeted overhead and will materially lower asset intensity. I am delighted that David Webster has agreed to become Deputy Chairman of IHG when the separation becomes effective.

2

Mitchells & Butlers is the UK’s leading operator of managed pubs, bars and restaurants with its high quality estate and excellent brand portfolio. The M and B management team has maintained a post-tax cash return on cash capital employed of over 10% for the last 3 years and has grown managed operating profits by 80% in the last 8 years. The team is focused on continuing this strong track record. M and B is also exploring a structured financing for the company and has now entered a detailed analysis and implementation phase, the result of which could significantly increase the return of capital to shareholders.

Do not put this value at risk by surrendering your company to CMI

Recommendation

Your Board continues to believe that separation is in the best interests of Six Continents shareholders as a whole. Accordingly, your Board continues to recommend that you vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the EGM.

Your Board, which has been so advised by Schroder Salomon Smith Barney and Merrill Lynch, considers that CMI's proposal is wholly inadequate. In providing advice to your Board, Schroder Salomon Smith Barney and Merrill Lynch have taken into account the Directors’ commercial assessments.Your Board unanimously recommends shareholders to reject CMI’s proposal and vote in favour of the separation.

The Directors intend to vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the EGM, and not to accept the CMI proposal, in respect of their own beneficial shareholdings, representing 0.075 per cent. of the total issued ordinary share capital of Six Continents.

Yours sincerely

TO VOTE FOR THE SEPARATION

Please return your Blue Form of Proxy (Court Meeting); and
White Form of Proxy (Extraordinary General Meeting)

AS SOON AS POSSIBLE

So that the Registrars receive them by 10.30 am on Monday 10 March(1) at the latest
(by 3.00 pm New York time on Thursday 6 March for ADR holders)
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF

Shareholder Helpline: 0845 600 6063 (or +44 207 864 9190)

Six Continents PLC, incorporated and registered in England and Wales under the Companies Act 1985 with registered no. 913450.

(1) Forms of Proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting at that meeting.

3

Separation is clearly the best option

Separation

•	Shares in two focused businesses with strategies to deliver value

•	£700 million in cash now with the prospect of more to come and £268 million of dividends

•	Experienced management teams committed to delivering near-term reward and long-term value

•	Significant actions already under way to reduce costs and improve returns

•	Sound business plans designed to deliver sustainable growth

•	Shareholders will have greater flexibility for realising value

CMI Proposal

•	At most, 98% of a company in which you own 100% now

•	Shares of uncertain value with no detail on dividend

•	Wholesale hotel disposals at a low point in the cycle –and no detail on when, to whom and for how much

•	No experience in managing hotels or in global brands

•	No hotel partner

•	Limited experience running managed pubs

•	Probability of disruption and a hefty bill to dismantle the business, plus a share of your upside given away

•	Short on detail – hurriedly prepared plans based around asset stripping for cash

•	Plenty of risk for you: uncertainty as to what you’ll get – or when

•	The only certainty is the plan to enrich directors of CMI

CMI is trying to take a significant share of your upside

Vote for separation – for maximum value and certainty of delivery

4

Sources and Bases

Page 2: “Will have returned over £3.3 billion to shareholders since 1997”
The figure of £3.3 billion has been derived directly from the Annual Report and Financial Statements for each of the last five years and is the aggregate of (i) all annual and interim dividends paid; (ii) the proposed final dividend for 2002 and the proposed interim 2003 dividend based on the shares in issue as at the date of this document; (iii) the proposed return to shareholders of £700 million; and (iv) shares repurchased during the last 5 years.

Page 2 and Page 4: “Dividends totalling £268 million”
This figure represents the sum of the Six Continents interim dividend of 6.6p multiplied by the number of shares in issue, being 866.6 million shares, IHG interim and final 2003 dividends totaling 13.5p multiplied by 734.4 million shares (being the expected maximum number of issued and fully paid shares on admission as disclosed on page 2 of the IHG Listing Particulars) and the M and B final 2003 and interim and final 2004 dividends totaling 15.15p multiplied by 734.4 million shares (being the expected maximum number of issued and fully paid shares on admission as disclosed on page 1 of the M and B Listing Particulars). Details of the expected dividend per share and payment dates are set out on page 10 of the Six Continents 2002 20-F.

Page 2: “Will deliver significant reductions in IHG’s cost base of at least $100 million”
The cost base referred to is the budgeted overhead cost base for 2003 as extracted from the detailed IHG budget for the 12 months ending 30 September 2003.

Page 3: “Post-tax cash return on cash capital employed of over 10% for the last 3 years”
The statement relating to post-tax cash return on cash capital employed is sourced from page 7 of the M and B listing particulars. M and B’s post-tax cash return on cash capital employed has been calculated as Earnings Before Interest, Depreciation and Amortisation (“EBIDA”) as a percentage of average cash capital employed, and has been derived from management accounts and underlying accounting records.

Page 3: “Has grown managed operating profits by 80% in the last 8 years”
The managed operating profit growth over the eight year period between 1 October 1994 and 30 September 2002 is based on a comparison of the operating profit of the managed estate for the year ended 30 September 2002 and the operating profit for the managed estate for the year ended 30 September 1994. The operating profit for 2002 is extracted from page 19 of the M and B listing particulars. The operating profit for 1994 is sourced from the company’s management accounts for the year ended 30 September 1994.

5

Responsibility

The issue of this document has been approved by a duly authorised committee of the Board of Six Continents. The Directors of Six Continents are responsible for the information contained in this document except that the only responsibility accepted in relation to information concerning CMI, which has been compiled from public sources, is to ensure that it has been correctly compiled and fairly reproduced and presented. To the best of the knowledge and belief of the Directors of Six Continents (who have taken all reasonable care to ensure this is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors of Six Continents accept responsibility accordingly.

Consent

(a)	Schroder Salomon Smith Barney of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB has given and not withdrawn its written consent to the issue of this document and the inclusion of the references to its name in the form and context in which it is included; and

(b)	Merrill Lynch International of 2 King Edward Street, London EC1A 1HQ has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which it was included.

This document contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and the offer and as sponsor to InterContinental Hotels Group PLC and Mitchells & Butlers PLC and to nobody else in connection with the admission of the ordinary shares of InterContinental Hotels Group PLC and Mitchells & Butlers PLC to the official list of the UK Listing Authority (‘Admissions’) and will not be responsible to anyone else for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the separation and return of capital, the Admissions or the offer. Schroder is a trademark of Schroder Holdings plc and is used under licence by Salomon Brothers International Limited.

Merrill Lynch International is acting as financial adviser to Six Continents and to nobody else in connection with the offer and will not be responsible to anyone else for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	5th March 2003